Certificate of Qualified Person – Americo Delgado
I, Americo Delgado, P.Eng., as an author of this report entitled “NI 43-101 Technical Report for the La Colorada Property, Zacatecas, Mexico” prepared for Pan American Silver Corp. (the Issuer) and dated effective as of March 24, 2026 (the technical report), do hereby certify the following:
1.I am Vice President, Mineral Processing, Tailings, and Dams at Pan American Silver Corp., with an office at 2100-733 Seymour Street, Vancouver, BC, V6B 0S6, Canada.
2.I graduated with a Master of Science in Metallurgical and Material Engineering from the Colorado School of Mines in Golden, Colorado, in 2007, and with a Bachelor of Science in Metallurgical Engineering degree from the Universidad Nacional de Ingenieria, Lima, Peru, in 2000. I am a Professional Engineer in good standing with the Association of Professional Engineers and Geoscientists of the Province of British Columbia. I have worked as a metallurgist and in mineral processing management in the mining industry since my graduation from the Universidad Nacional de Ingenieria.
3.I have read the definition of "qualified person" set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
4.I visited the La Colorada Property on multiple occasions since 2012 and most recently between March 11 and 13, 2020.
5.I am responsible for Sections 13, 17, 18.2, 24.1.2, 24.1.3, and 24.1.4.13 and share responsibility for related disclosure in Sections 1, 2, 3, 12, 25, 26, and 27 of the technical report.
6.I am not independent of the Issuer. I am a full-time employee of the Issuer.
7.I have had prior involvement with the property in my role with the Issuer.
8.I have read NI 43-101, and the sections of technical report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.
9.At the effective date of the technical report, to the best of my knowledge, information, and belief, Sections 13, 17, 18.2, 24.1.2, 24.1.3, and 24.1.4.13, and related disclosure in Sections 1, 2, 3, 12, 25, 26, and 27 in the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

/s/ Americo Delgado______________________________
Americo Delgado, P.Eng.    Dated: May 6, 2026